EXHIBIT 11

AMERICAN GAMING & ENTERTAINMENT, LTD.
COMPUTATION OF EARNINGS (LOSS) PER SHARE


                                      Three Months Ended
                                            March 31,
                                        1998          1997
                                        ____          ____

Weighted average number
 of shares for computation           12,532,102     12,532,102
                                     ==========     ==========

Net loss                            $(1,911,000)   $(1,975,000)

Dividends and accretion
on preferred stock                      467,000        467,000
                                     __________     __________

Net loss for common
stockholders                        $(2,378,000)   $(2,442,000)
                                     ==========     ==========

Loss for common stockholders
per common share                         $(0.19)        $(0.19)
                                          =====           ====